EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Class Action against Bezeq International

On September 13, 2016, the Company was notified by the subsidiary, Bezeq International Ltd. (hereinafter, “Bezeq International”) of a claim together with a class action certification motion which had been filed against it and two other international operators (hereinafter, the “Respondents”) with the Central District Court. The claim pertains to the rate which the Respondents charge non-regular customers for outgoing international calls. According to the petitioners, the rate is exaggerated and unreasonable, and therefore contradicts section 17 of the Communications Law (Telecommunications and Broadcasting) 5742-1982.

The petitioner does not explicitly state the amount of the claim against the Respondents. Bezeq International is studying the claim and the class action certification motion and neither it and/or nor the Company is able to evaluate their likelihood of success at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.